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                             April 6, 2022

       Paul Lohrey
       President and Chief Executive Office
       iShares Gold Trust Micro
       c/o iShares Delaware Trust Sponsor LLC
       400 Howard Street
       San Francisco, CA 94105

                                                        Re: iShares Gold Trust
Micro
                                                            Post Effective
Amendment on Form S-1
                                                            Filed April 1, 2022
                                                            File No. 333-262546

       Dear Mr. Lohrey:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post Effective Amendment on Form S-1 filed April 1, 2022

       Prospectus Summary, page 1

   1.                                                   Please prominently
discuss here and in the Gold Industry section on page 17 the impact of current geopolitical
events on the gold market and the Trust. Please place this discussion in context by
quantifying the relative contribution of Russia and Ukraine in the gold market. Similarly
revise your risk factor disclosure by describing the impact of current events on underlying
assumptions and expectations and the potential for resulting volatility and losses.
If you do not expect the impact to be material, please discuss why.
 Paul Lohrey
FirstName   LastNamePaul
iShares Gold   Trust Micro Lohrey
Comapany
April       NameiShares Gold Trust Micro
       6, 2022
April 26, 2022 Page 2
Page
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at
202-551-3758 if you have questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance
cc:      Clifford R. Cone